                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                        COMMISSION FILE NUMBER ________


                 AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The Affiliated Computer Services, Inc. Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN

By:      /s/ Lora Villarreal
         --------------------------------------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    May 31, 2001

                       AFFILIATED COMPUTER SERVICES, INC.

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 1999






Independent Auditors' Report................................................. 1


Statements of Net Assets Available for Benefits
   December 31, 1999 and 1998.................................................3


Statement of Changes in Net Assets Available for
   Benefits-Year Ended December 31, 1999......................................4


Notes to Financial Statements................................................ 5


Supplemental Schedules.......................................................11

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Plan Committee of
Affiliated Computer Services, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Affiliated Computer Services, Inc. Savings Plan ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 1999 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 3, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 to 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedules of Assets Held For Investment Purposes and the Schedules of Reportable Transactions of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6 as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                      Salmon, Beach & Company,
                                      A Professional Corporation
                                      Certified Public Accountants & Consultants
July 26, 2000
Dallas, Texas

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998




                                                                                           1999                1998
                                                                                           ----                ----
Funds held in Uninvested Cash Accounts                                          $        97,207    $         12,974
Funds held in Connecticut General Life Insurance
   Guaranteed Income Fund                                                            10,418,021           8,337,895

Participant Directed Investments:
     At fair value:
         Pooled separate accounts held by Connecticut
            General Life Insurance
     Corporate Bond Fund                                                              1,554,506           1,494,203
     High Yield Bond Fund                                                                     -           1,558,968
     CIGNA Lifetime60, 50, 40, 30 & 20                                                1,130,734             466,158
     INVESCO Total Return                                                                     -              48,471
     Stock Index                                                                      1,306,969             524,779
     Fidelity Advisor Equity Income                                                           -           2,228,405
     Putnam Large Growth                                                              4,066,607           2,689,497
     Neuberger & Berman Partners                                                              -           1,411,696
     Fidelity Advisor Equity Growth                                                   8,766,282           5,281,100
     Fidelity Advisor Growth Opportunities                                           13,142,253          12,829,281
     Twentieth Century Ultra                                                          3,325,652           1,018,733
     Small Growth Fund                                                                  998,790             379,906
     Small Company Stock Fund                                                         5,436,774           5,493,081
     Janus Worldwide                                                                  7,220,178           3,165,156
     Fidelity Puritan                                                                   251,267                   -
                                                                                ---------------    ----------------
                                                                                     47,200,012          38,589,434
                                                                                ---------------    ----------------

ACS Stock                                                                             5,905,093           4,032,024
Participant Loans                                                                     2,018,780           1,970,199
                                                                                ---------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $    65,639,113    $     52,942,526
                                                                                ===============    ================


   The accompanying notes are an integral part of these financial statements.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                    PARTICIPANT         NON-PARTICIPANT
                                                                    DIRECTED            DIRECTED           TOTAL
                                                                    --------            --------           -----
ADDITIONS:

   Contributions:
     Participants                                                    $     5,670,283    $     592,359     $     6,262,642
     Employer                                                              (353,530)        1,218,068             864,538
     Rollover from other plans                                             1,841,203          156,731           1,997,934
                                                                     ---------------    -------------     ---------------

       Total contributions                                                 7,157,956        1,967,158           9,125,114
                                                                     ---------------    -------------     ---------------

   Earnings on investments:
     Net realized/unrealized appreciation on investments                   8,504,098          213,652           8,717,750
     Other income                                                             26,259           13,954              40,213
     Interest/Dividends                                                      598,116           14,205             612,321
                                                                     ---------------    -------------     ---------------
       Total earnings on investments                                       9,128,473          241,811           9,370,284
                                                                     ---------------    -------------     ---------------

         Total additions                                                  16,286,429        2,208,969          18,495,398
                                                                     ---------------    -------------     ---------------


DEDUCTIONS:

     Benefits paid to participants                                         6,844,771          549,071           7,393,842
     Defaulted loan                                                            3,025                -               3,025
     Plan expenses                                                            22,394            6,702              29,096
                                                                     ---------------    -------------     ---------------

         Total deductions                                                  6,870,190          555,773           7,425,963
                                                                     ---------------    -------------     ---------------

Net transfers from other plans                                             1,434,421          192,731           1,627,152
                                                                     ---------------    -------------     ---------------

Increase in net assets                                                    10,850,660        1,845,927          12,696,587

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                                       48,883,360        4,059,166          52,942,526
                                                                     ---------------    -------------     ---------------

End of period                                                        $    59,734,020    $   5,905,093     $    65,639,113
                                                                     ===============    =============     ===============





    The accompanying notes are an integral part of this financial statement.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION
The following description of the Affiliated Computer Services, Inc. (Company) Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. is the sponsor of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL.
The Plan was established January 1, 1989, upon conversion of an existing employee contribution savings plan. The Plan was amended and restated as of January 1, 1999. The amended Plan merged the assets of the Affiliated Computer Services, Inc. Savings Plan with the Roadway Savings Plan and the Micah Plan as of January 1, 1999. Roadway and Micah are separate divisions owned by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code of 1986.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds at December 31, 1999:

GENERAL ACCOUNT
       CIGNA Charter Guaranteed Income Fund which is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS
       CIGNA Charter Corporate Bond Fund primarily invests in investment-grade, publicly traded U.S. dollar-denominated corporate bonds.

       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       CIGNA Stock Market Index Account invests primarily in Standards and Poor's 500 index companies.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

       Fidelity Advisor Equity Growth Account invests primarily in common and preferred stock and securities convertible into common stock.

       American Century - Twentieth Century Ultra Account invests in equity securities of large and medium-sized companies that offer the potential for better-than-average prospects for capital appreciation.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
SEPARATE ACCOUNTS (CONTINUED)
       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

       Small Company Stock - Value I Fund (Berger Associates, Inc.) invests primarily in common stocks of small companies.

       Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stocks of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic companies to provide long-term growth of capital and preservation of capital.

       Affiliated Computer Services (ACS) stock is an investment in the Company's stock.

       Fidelity Puritan Fund invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities that may include a lower quality debt. At least 25% of the total assets are invested in fixed income senior securities.

The following funds were available for contributions only through November 1, 1999. CIGNA discontinued the funds and gave participants until December 1, 1999 to transfer their money to other funds. Any remaining money in the funds were moved to the Charter Guaranteed Income Fund, the Fidelity Advisor Growth Opportunities Fund, and the Fidelity Puritan.

       CIGNA Charter High Yield Bond Account includes investments in publicly traded U.S. corporate debt obligations.

       Neuberger & Berman Partners Account invests in common stocks of established medium-to large-capitalization companies.

       Fidelity Advisor Equity Income Account invests in income-producing equity securities (common and preferred stock) and debt securities.

       INVESCO Total Return Account which invests in equities, fixed- and variable-income securities, common stocks, investment-grade corporate debt obligations, obligations of the US government and its Agencies, foreign equity and debt securities to achieve capital appreciation.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
FUNDING
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who have at least six months of service, attained the age of 18 and elect to participate.

Participating employees may contribute up to the lesser of fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution to the plan based on a percentage of the participant's compensation and company profitability as decided by the company's Board of Directors. In 1999, the Company made matching contributions of 25% up to 6% of compensation for Affiliated Computer Service, Inc. employees. The Company made matching contributions of 50% up to 7% of compensation for employees of the Roadway division. A discretionary match of $20,684 was made for Micah division employees. Company matches are made in Affiliated Computer Service, Inc. stock. Participants must maintain their matching contribution of Company stock for at least two years. The Company may make a profit sharing contribution, however no contribution was made for 1999.

ALLOCATION
Each participant's account is credited with the participants' and the Companies' matching contributions and allocated monthly to each participant's account. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among participants on the last day of the Plan year in the same proportion of the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING
Employee contributions are 100% vested. Vesting of employer contributions occurs at the following rates:


                    Years of Vesting Service                  Vested Interest
                    ------------------------                  ---------------
                      Less than two years                               0%
                      Two to three years                               50%
                      Three to four years                             100%

PARTICIPANT NOTES RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rate is a reasonable rate commensurate with current rates. Interest rates range from 5 percent to 15 percent. Principal and interest is paid ratably through weekly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

TERMINATION
The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES
Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the employer contributions. At December 31, 1999, the Plan maintained a balance of $3,083 in forfeited non-vested accounts.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
CIGNA Retirement & Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 3.  INCOME TAX STATUS
The Internal Revenue Service has determined by letter dated November 3, 1989, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION
The Plan holds funds for 550 terminated employees with account balances totaling $7,842,971 at December 31, 1999.

NOTE 5.  INVESTMENTS
The Plan maintains the following investments which represent 5% or more of net assets available for benefits at December 31, 1999:

Participant Directed:

   Guaranteed Income Fund                                                     $     10,418,021
   Putnam-Large Growth                                                               4,066,607
   Fidelity Advisor Equity Growth Fund                                               8,766,282
   Fidelity Advisor Growth Opportunities                                            13,142,253
   Twentieth Century Ultra                                                           3,325,652
   Small Company Stock Fund                                                          5,436,774
   Janus Worldwide                                                                   7,220,178

Non-participant directed:
   ACS Stock                                                                         5,905,093

NOTE 6.  INFORMATION CERTIFIED BY TRUST COMPANY
Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statement of net assets available for plan benefits as of December 31, 1999 and for the year then ended, except for information related to participant loan information. The accompanying supplemental schedules also include information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999


NOTE 7.  RELATED PARTY TRANSACTIONS
The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

                       AFFILIATED COMPUTER SERVICES, INC.
                                  SAVINGS PLAN
                                DECEMBER 31, 1999

















                             SUPPLEMENTAL SCHEDULES

AFFILIATED COMPUTER SERVICES, INC. SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN# 51-0310342
PLAN NUMBER: 001

                                           (c) DESCRIPTION OF INVESTMENT,
          (b) IDENTITY OF ISSUE,          INCLUDING MATURITY DATE, RATE OF
           BORROWER, LESSOR, OR        INTEREST, COLLATERAL, PAR, OR MATURITY                                      (e) CURRENT
(a)           SIMILAR PARTY                           VALUE                                      (d) COST             VALUE
----- ---------------------------  --------------------------------------------------   -----------------------  ---------------


*       CIGNA                          CHTR. Guaranteed Income Fund                              $10,418,021        $ 10,418,021

*       CIGNA                          CHTR. Corporate Bond-CIGNA                                  1,512,100           1,554,506

*       CIGNA                          CIGNA Lifetime 60                                             126,262             134,713

*       CIGNA                          CIGNA Lifetime 50                                             249,764             294,545

*       CIGNA                          CIGNA Lifetime 40                                             389,319             459,894

*       CIGNA                          CIGNA Lifetime 30                                             129,851             150,948

*       CIGNA                          CIGNA Lifetime 20                                              69,859              90,634

*       CIGNA                          Chtr Large Co Stk Index-CIGNA                               1,102,436           1,306,969

*       CIGNA                          Chtr Lg Co Stock Growth-Putnam                              2,870,850           4,066,607

*       CIGNA                          Fidelity Advisor Equity Growth                              6,009,389           8,766,282

*       CIGNA                          Fidelity Adv Growth Opportunites                           11,443,457          13,142,253

*       CIGNA                          American Century Ultra Account                              2,472,556           3,325,652

*       CIGNA                          Chtr Sm Co Stk Growth-Fiduciary                               719,109             998,790

*       CIGNA                          CHTR. Sm Co Stock Value I - Berger                          4,872,536           5,436,774

*       CIGNA                          Janus Worldwide Account                                     4,543,052           7,220,178

*       NATL FIN SER CORP              Affiliated Computer Services Stock                          4,865,140           5,905,093

*       CIGNA                          Fidelity Puritan Account                                      241,565             251,267

*       CIGNA                          Cash Transaction Account (GST)                                 97,207              97,207

                                       Participant Loans (5 to 15% interest rate)                          -           2,018,780
                                                                                          ------------------- -------------------
                                                                                                 $52,132,473        $ 65,639,113
                                                                                          =================== ===================

*       Denotes a party-in-interest.

                                INDEX TO EXHIBITS

Exhibit No.                  Description
-----------                  -----------
23                           Consent of Salmon, Beach & Company, P.C.